The York Water Company
130 East Market Street
York, Pennsylvania 17401

December 5, 2024

VIA EDGAR

Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549
Attention:  Anuja Majmudar

Re:	The York Water Company Registration Statement on Form S-3 (File No. 333-283488)

Dear Ms. Majmudar:

In accordance with Rule 461 under the Securities Act of 1933, as amended, The York Water Company (the “Company”) hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that it will be declared effective by the Securities and Exchange Commission (the “Commission”) by 5:00 p.m., Eastern Time, on December 9, 2024, or as soon thereafter as practicable.

The Company hereby authorizes Jeffrey G. Aromatorio, Esq. of Reed Smith LLP, attorney for the Company, to orally modify or withdraw this request for acceleration.

Please contact Mr. Aromatorio of Reed Smith LLP at (412) 288-3364 or jaromatorio@reedsmith.com with any questions, and please notify when this request for acceleration has been granted.

Very truly yours,

By:	/s/ Matthew E. Poff
Name:	Matthew E. Poff
Title:	Chief Financial Officer

cc: Jeffrey G. Aromatorio, Esq., Reed Smith LLP